                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                            For the Month of May 2004
              Q1 Report; Certification and Confirmation of Mailing

                                  ------------

                         (Commission File. No. 0-20390)
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

       1630 Waterfront Center - 200 Burrard Street, Vancouver, BC V6C 3L6
       ------------------------------------------------------------------
             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:    Form 20-F            40-F     x
                                                 -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:                            No:     x
     ------                           -----

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation


                                  By: /s/ Anthony F. Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer


Date: May 14, 2004

May 14, 2004


British Columbia Securities Commission               Toronto Stock Exchange
Alberta Securities Commission                        SEC
Saskatchewan Securities Commission                   NASDAQ
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec

Dear Sirs:

We confirm that the following material was sent by pre-paid mail on May 14, 2004, to the shareholders on the supplemental mail list of ID Biomedical
Corporation:

1.       Quarterly Report for the quarter ended March 31, 2004.

In compliance with regulations made under the Securities Act, we provide this material to you.

Sincerely,
ID BIOMEDICAL CORPORATION


Deborah L. Bowers
Corporate Secretary

cc:  Ladner Downs

                  CERTIFICATION PURSUANT TO
                  18 U.S.C. SECTION 1350,
                  AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

                  In connection with the Quarterly Report of ID Biomedical Corporation for the period ending March 31, 2004 filed with the Securities and Exchange Commission on May 14, 2004 under cover of Form 6-K (the "Report"), I, Dr. Anthony F. Holler, CEO of the Company, and I, Richard Bear, Vice President of Finance and Administration, of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

                  (1) The Report fully complies with the applicable requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

                  (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



                  Dr. Anthony  F. Holler
                  CEO
                  May 14, 2004




                  Richard K. Bear
                  Vice President of Finance and Administration
                  May 14, 2004

                                     [LOGO]


                            ID BIOMEDICAL CORPORATION
                             1630 WATERFRONT CENTRE
                               200 BURRARD STREET
                                  VANCOUVER, BC
                                     V6C 3L6




                         MARCH 2004 FIRST QUARTER REPORT





     TRADING INFORMATION:              NASDAQ National Market (symbol "IDBE")
                                       The Toronto Stock Exchange (symbol "IDB")

 FOR INFORMATION CONTACT:              Anthony F. Holler, M.D.
                                       CHIEF EXECUTIVE OFFICER

                                       Dean Linden
                                       MANAGER, CORPORATE COMMUNICATIONS

                   EMAIL:              Info@idbiomedical.com
                                       ---------------------

                     WEB:              www.idbiomedical.com
                                       --------------------

ID Biomedical Corporation ("ID Biomedical") is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical is developing non-live subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine product candidates. Additionally, the Company has several vaccines in preclinical development.








                                TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition             3
Consolidated Balance Sheets                                             8
Consolidated Statements of Operations and Deficit                       9
Consolidated Statements of Cash Flows                                  10
Notes to Financial Statements                                          11






THE INFORMATION IN THIS QUARTERLY REPORT CONTAINS SO-CALLED "FORWARD-LOOKING" STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH MAY BE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES", AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE POSSIBILITY THAT THE TRANSACTION CURRENTLY PROPOSED BETWEEN SHIRE PHARMACEUTICALS GROUP PLC AND ID BIOMEDICAL WILL TAKE LONGER THAN EXPECTED TO COMPLETE; (II) THE POSSIBILITY THAT SOME OR ALL OF THE CONDITIONS OF CLOSING FOR SUCH TRANSACTION WILL NOT BE SATISFIED OR WAIVED AND THAT SUCH TRANSACTION WILL, THEREFORE, BE TERMINATED BEFORE IT IS COMPLETED; (III) THE POSSIBILITY THAT THE TERMS OF SUCH TRANSACTION WILL BE ALTERED PRIOR TO COMPLETION THEREOF, INCLUDING AS MAY BE REQUIRED TO SATISFY CONDITIONS OF REQUIRED REGULATORY CONSENTS; (IV) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (V) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (VI) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (VII) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (VIII) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (IX) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (X) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003 AND RELATED NOTES PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

OVERVIEW

ID Biomedical Corporation (`the Company') is a biotechnology company focused on the development of proprietary subunit vaccines including those based on its Proteosome(TM) protein intranasal adjuvant/delivery technology. The Company is developing subunit vaccines for the prevention of a number of different diseases. Subunit vaccines differ from traditional vaccines in that they consist of proteins or other components of the organism rather than the whole, live organism. The Company's product candidates in clinical development are:

         StreptAvax(TM) vaccine, a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine has been tested in human clinical trials in the United States in collaboration with the University of Tennessee and the United States National Institutes of Health, and a more advanced formulation is currently being tested in human clinical trials with Dalhousie University in Canada; and

         FluINsure(TM) vaccine, an intranasally delivered subunit influenza ("flu") vaccine, which has been tested in a Phase I Clinical Trial at the University of Rochester, two Phase II Clinical Trials in Canada, Phase II challenge trials in the United Kingdom, and is currently being tested in a 1349 person field efficacy trial in Canada.

The Company also has pre-clinical research programs that include the possible development of an allergy vaccine, a vaccine against respiratory syncitial virus
(RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based on a potential platform vaccine technology for the intranasal delivery of vaccine antigens. This proprietary platform is trademarked Proteosome(TM) technology.

In addition to the Company's main business, the Company also owns and licenses rights to a proprietary genomics analysis system, Cycling Probe(TM) Technology
(CPT). The Company is licensing CPT and its patents in signal amplification to other parties in the genomics and diagnostic industry for further product and technology development. Currently, the Company has licensing arrangements in place with Applied Biosystems, Mitsubishi Chemical Corporation, Apogent Inc., and Takara Biomedical Group ("Takara").

On April 19, 2004, the Company and Shire Pharmaceuticals Group plc ("Shire") entered into an Asset Purchase Agreement related to the sale of Shire's vaccine business to the Company. The closing of the transaction, which is conditional on approval of the Canadian government under certain government contracts and obtaining regulatory approvals, is expected to occur no later than June 30, 2004.

Under the terms of the agreement, upon closing, the Company will acquire all of Shire's vaccine assets for a cash payment of US$60 million (payable $30 million on closing and $30 million to be held in escrow and payable on the first anniversary of closing) and subscription receipts allowing Shire to acquire approximately 5.4 million common shares of ID Biomedical representing additional consideration of US$60 million.

As part of the agreement, Shire will provide the Company with a funding facility of US$100 million to be used over a four year period to finance the continued development of the vaccine business that the Company is acquiring. This facility is repayable out of the net sales of non-Canadian Fluviral(R) and pipeline vaccine products, if any, that are developed utilizing the funding facility.

Forward looking statements regarding revenue, expenditures, liquidity and capital resources do not include the operational changes that will occur when the transaction is closed. This transaction will significantly change the Company's balance sheet, statement of operations and deficit, and statement of cash flows.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 6 of the consolidated financial statements. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Areas of significant estimates include valuation and amortization of medical technology and recognition of deferred revenue.

The significant accounting polices that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

o Revenue recognition
o Medical technology

REVENUE RECOGNITION

Our revenue to date has been derived from several sources including licensing fees which are comprised of initial fees and milestone payments from our CPT partnering arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when the Company has no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require ongoing involvement or licensing are deferred and amortized into income over the estimated period of our ongoing involvement or licensing. If we determine that a company used our technology prior to signing a license, then a portion of the initial fee may be recognized upon signing the agreement to account for such prior use. Changes in our contractual arrangements or the nature or extent of our ongoing involvement on existing contracts in the future may impact the extent and timing of our revenue recognition.

Revenue from the Company's research and development contracts is recorded at the time the research and development activities are performed in accordance with the terms of the specific contracts.

MEDICAL TECHNOLOGY

The Company capitalizes the cost of acquiring medical technology. Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. We determine the estimated useful lives for medical technology based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

RESULTS FROM OPERATIONS

The Company recorded a net loss of $10.7 million ($0.26 per share) for the three months ended March 31, 2004 compared to a net loss of $4.3 million ($0.13 per share) for the three months ended March 31, 2003.

REVENUES

For the three months ended March 31, 2004, the Company's revenues totaled $1.5 million compared to $1.4 million for the three months ended March 31, 2003.

Deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended March 31, 2004, compared to $0.7 million for the same period in 2003. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Research and development contract revenue in the amount of $0.8 million was recorded for the three months ended March 31, 2004 compared to $0.7 in 2003. Research and development contract revenue is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a subunit plague vaccine.

We may receive licensing fees and research and development contract revenue in the future from existing and new agreements. The extent and timing of such additional licensing fees and contract revenue, if any, will be dependent upon the overall structure and, terms and conditions of current and any future agreements.

EXPENDITURES

RESEARCH AND DEVELOPMENT
Net research and development expenses increased $5.3 million, or 117%, to $9.9 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. Significant changes for the three months ended March 31, 2004 compared to the same period in 2003 include an increase in external contracts of $2.9 million in support of human clinical trials of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates. In addition, employee related expenses increased $1.6 million; $0.4 million of this increase is attributable to stock-based compensation expense, and the remaining is a result of personnel growth, 132 employees at March 31, 2003 compared to 81 for the same period in 2003, to support the development, clinical testing and manufacturing for the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates.

Research and development costs are reported net of grants received or receivable from Technology Partnerships Canada ("TPC") and provincial government investment tax credits. There were no TPC claims accrued for the three months ended March 31, 2004 compared to $0.4 million for the same period in 2003. During 2003, the Company attained its total allowable funding under the TPC agreement. Provincial government investment tax credits totaled $0.3 million for the three months ended March 31, 2004 as compared to $0.1 million for the same period in 2003.

In the future we expect increases in expenses related to the development, manufacturing and clinical trial related expenses associated with the continued advancement of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses increased $0.7 million, or 46% to $2.1 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. This increase is attributable to stock-based compensation expenses of $0.5 million and other increases associated with continued development of our finance, human resources and business development activities.

Moderate increases in general and administrative expenses are expected as activities increase in support of our continued advancement of the Company's vaccine products and business development activities.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense relates to facilities and equipment, patent and trademark rights, and medical technology and other assets. Depreciation and amortization expense increased $0.1 million, or 5% to $1.1 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003.

We believe that depreciation and amortization expense will continue to increase due to facility and equipment additions necessary to support the clinical and manufacturing development of the Company's vaccine product candidates.

INVESTMENT AND OTHER INCOME
Investment and other income increased $1.0 million to $0.9 million for the three months ended March 31, 2004 compared to the three months ended March 31, 2003. This increase is a result of greater interest income from significantly higher levels of cash and short term investments resulting from the Company's 2003 financing activities. Included in investment and other income is a foreign exchange loss of $0.03 million for the three months ended March 31, 2004 as compared to a loss of $0.2 million for the same period in 2003.

The Company expects that investment and other income will continue to fluctuate in relation to cash balances, interest rates, and foreign exchange rates.

GAIN ON SALE OF SHORT TERM INVESTMENT
In January of 2003, the Company sold its investment in Third Wave Technologies Inc. for $2.5 million resulting in a gain of $1.7 million.

LOSS ON DISPOSAL OF MEDICAL TECHNOLOGY AND OTHER ASSETS
The Company recorded a $0.03 million loss on disposal of medical technology and other assets for the three month period ended March 31, 2004 related to the disposal of certain trademarks. For the three months ended March 31, 2003 the Company recorded a $0.2 million loss from the disposal of medical technology and other assets. The 2003 amount represented the unamortized portion of medical technology and patent rights related to a research program targeting a possible vaccine against E.coli, which the Company is no longer pursuing.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from the licensing of the Company's technologies, private and public equity financing, and leasing transactions. The Company has also received proceeds from contract revenue related to collaborative research and development agreements with corporate partners, and grants from government agencies.

We expect future funding to be provided through public equity financing and contract revenue from collaborative research and development agreements.

The Company's primary objective for the investment of funds is to preserve the Company's cash for the continued advancement of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates, research, and other operating expenditures by investing in low risk, readily marketable securities. The Company had cash and short-term investments of $143.0 million at March 31, 2004 as compared to $156.2 million at December 31, 2003. The Company's working capital decreased to $138.0 million at March 31, 2004 compared to $149.0 million at December 31, 2003. This decrease is the result of funding the Company's research, development, manufacturing and clinical trial expenses. Also impacting the Company's liquidity and capital resources are the exercise of stock options, foreign exchange rates, debt repayment and additions of facilities and equipment, patent and trademark rights, and medical technology and other assets.

Cash used in operating activities was $11.2 million for the three months ended March 31, 2004 compared to $4.9 million for the same period in 2003. The increase in cash used in operating activities results from increases in net research and development expenses associated with the research, development, manufacturing and clinical trial expenses of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates.

Additions to facilities and equipment were $2.0 million for the three months ended March 31, 2004 compared to $1.0 million for the same period in 2003. This increase is associated with facility expansion to support the clinical and manufacturing development of the Company's vaccine product candidates.

Patent and trademark rights added during the three months ended March 31, 2004 totaled $0.2 million compared to $0.04 million for the same period in 2003.

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The Company's primary contractual obligations are in the form of operating leases, capital leases, and future research and development expenditures.

We expect that our current available cash resources, working capital, expected interest income, expected licensing revenue, estimated funding from corporate partnerships should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 24 months. The amount of the expenditures that will be necessary to execute our business plan is subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Our two lead product candidates, StreptAvax(TM) vaccine and FluINsure(TM) vaccine, are in human clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and cost therefore cannot be estimated.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including corporate alliances, cooperative research and development agreements and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company's ability to obtain and enforce timely patent and other intellectual property protection and to avoid or license third party intellectual property covering its technology and products, (iii) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of the Company's products, (iv) the Company's ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.

CONSOLIDATED BALANCE SHEETS
March 31, 2004 and December 31, 2003 (expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                                                   March 31, 2004              December 31, 2003
                                                                            ----------------------     --------------------------
                                                                                      (Unaudited)                      (Audited)
ASSETS

Current assets:
   Cash and cash equivalents                                                $         139,013,837       $            149,087,649
   Short-term investments                                                               3,978,040                      7,129,511
   Accounts receivable                                                                  1,969,557                      1,460,894
   Government assistance receivable                                                     2,047,871                      1,769,324
   Prepaid expenses and other                                                             921,145                        628,628
                                                                            ----------------------     --------------------------
                                                                                      147,930,450                    160,076,006

Facilities and equipment                                                                9,545,742                      8,050,339

Investment                                                                                413,644                        413,644

Patent and trademark rights                                                             1,505,439                      1,394,094

Medical technology and other assets                                                    24,142,216                     24,708,987

Goodwill                                                                                  771,314                        771,314
                                                                            ----------------------     --------------------------
                                                                            $         184,308,805       $            195,414,384
                                                                            ----------------------     --------------------------
                                                                            ----------------------     --------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued liabilities                                 $           7,739,605       $              8,571,644
   Current portion of deferred licensing revenue                                        2,084,659                      2,308,220
   Current portion of obligations under capital leases                                    155,938                        183,940
                                                                               ----------------------     --------------------------
                                                                                        9,980,202                     11,063,804

Deferred licensing revenue                                                              2,994,931                      3,460,206

Obligations under capital leases                                                           44,907                         52,209

Shareholders' equity
   Share capital - 41,971,744 common shares
   issued and outstanding (Dec. 31, 2003 - 41,944,847)                                277,224,332                    277,026,716
   Contributed Surplus                                                                  4,637,562                      3,651,078
   Deficit                                                                           (110,573,129)                   (99,839,629)
                                                                            ----------------------     --------------------------
                                                                                      171,288,765                    180,838,165
                                                                            ----------------------     --------------------------
                                                                            $         184,308,805       $            195,414,384
                                                                            ----------------------     --------------------------
                                                                            ----------------------     --------------------------

Approved by the Board

                 Anthony F. Holler, MD            Todd R. Patrick
                 Chief Executive Officer          President

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended March 31, 2004 and 2003
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                                                              2004                     2003
                                                                                   --------------------    ----------------------
                                                                                           (Unaudited)               (Unaudited -
                                                                                                                       Restated -
                                                                                                                        note 3)
REVENUE:
   Licensing                                                                       $           690,259      $             657,265
   Research and development contracts                                                          843,167                    728,885
                                                                                   --------------------    ----------------------
                                                                                             1,533,426                  1,386,150
EXPENSES AND OTHER:
   Research and development                                                                 10,139,014                  5,044,607
   Less grants                                                                                (278,547)                  (503,762)
                                                                                   --------------------    ----------------------
   Net research and development                                                              9,860,467                  4,540,845
   General and administrative                                                                2,141,999                  1,471,029
   Depreciation and amortization                                                             1,119,504                  1,064,537
                                                                                   --------------------    ----------------------
                                                                                            13,121,970                  7,076,411
                                                                                   --------------------    ----------------------
                                                                                           (11,588,544)                (5,690,261)

OTHER INCOME (EXPENSES):
   Investment and other income                                                                 893,944                   (79,989)
   Interest expense                                                                            (12,156)                   (16,270)
   Gain on sale of short-term investment                                                             -                  1,684,979
   Loss on disposal of medical technology
   and other assets                                                                            (26,744)                  (225,965)
                                                                                   --------------------    ----------------------
                                                                                               855,044                  1,362,755
                                                                                   --------------------    ----------------------

Loss for the period                                                                        (10,733,500)                (4,327,506)
                                                                                   --------------------    ----------------------
                                                                                   --------------------    ----------------------

Deficit, beginning of period                                                               (99,839,629)               (67,916,200)

Deficit, end of period                                                             $      (110,573,129)    $          (72,243,706)

Basic and diluted loss per common share                                            $             (0.26)      $              (0.13)

Weighted average number of common shares outstanding                                        41,967,540                 32,740,846
                                                                                   --------------------    ----------------------
                                                                                   --------------------    ----------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2004 and 2003
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                                                          2004                      2003
                                                                            ------------------------------------------------------
                                                                                      (Unaudited)                (Unaudited -
                                                                                                               Restated - note 3)
Cash provided by (used in):

OPERATIONS:
  Loss for the period                                                       $         (10,733,500)   $                (4,327,506)
  Items not affecting cash:
    Depreciation and amortization                                                       1,119,504                      1,064,537
    Stock-based compensation expense                                                      986,484                        206,301
    Accrued interest on long-term debt                                                          -                          9,555
    Loss on disposal of medical technology
    and other assets                                                                       26,744                        225,965
    Gain on sale of short-term investment                                                       -                     (1,684,979)
    Directors fees paid in shares                                                          18,986                         21,409
    Unrealized foreign exchange (gain) loss                                                     -                        (40,918)
  Net changes in non-cash working capital balances relating to operations:
    Accounts receivable                                                                  (508,663)                    (1,330,579)
    Government assistance receivable                                                     (278,547)                       744,150
    Prepaid expenses and other                                                           (292,517)                      (196,832)
    Accounts payable and accrued liabilities                                             (832,039)                     1,103,487
    Deferred licensing revenue                                                           (688,836)                      (655,949)
                                                                            ------------------------------------------------------
                                                                                      (11,182,384)                    (4,861,359)
INVESTMENTS:
  Short-term investments, net                                                           3,151,471                     13,528,727
  Facilities and equipment                                                             (2,008,948)                      (967,688)
  Proceeds from disposal of facilities and equipment                                          689                              -
  Patent and trademark rights                                                            (171,413)                       (40,331)
  Medical technology                                                                       (6,553)                        (7,358)
                                                                            ------------------------------------------------------
                                                                                          965,246                     12,513,350
                                                                            ------------------------------------------------------
FINANCING:
  Proceeds on issuance of common shares                                                   178,630                        548,597
  Repayment of long-term debt                                                                   -                       (338,055)
  Repayment of obligations under capital leases                                           (35,304)                       (43,697)
                                                                            ------------------------------------------------------
                                                                                          143,326                        166,845
                                                                            ------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                      (10,073,812)                     7,818,836
Cash and cash equivalents, beginning of period                                        149,087,649                      5,511,422
                                                                            ------------------------------------------------------

Cash and cash equivalents, end of period                                    $         139,013,837   $                 13,330,258
                                                                            ------------------------------------------------------
                                                                            ------------------------------------------------------

SUPPLEMENTARY INFORMATION:
  Cash paid for:
  Interest                                                                                  3,816                         14,955

NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION


The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2003 Annual Report filed with the appropriate securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.


In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows at March 31, 2004 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2. SHARE CAPITAL

a.   Warrants:
     Under the terms of an agreement entered into between IDBQ and Technology Partnerships Canada, as amended on March 17, 2004, the Company agreed to issue Technology Partnerships Canada 91,659 common share purchase warrants. Each common share purchase warrant entitles the holder to one common share of the Company for a subscription price of $16.01 and is exercisable by the holder for five years.

b.   Incentive stock options:
     A summary of the Company's stock plan as of March 31, 2004 and March 31, 2003 are as follows:


                                                               March 31, 2004                March 31, 2003

                                                                              Weighted                     Weighted
                                                                               average                      average
                                                              Shares       exercise price    Shares      exercise price
                                                        ------------------------------------------------------------------
Outstanding, beginning of period                            4,526,071        $    7.01     4,649,004  $       6.79
Granted                                                       399,850            15.45       248,000          9.88
Exercised                                                     (25,690)            6.95      (124,683)         4.40
Forfeited and expired                                        (100,000)            9.57        (5,000)         9.35
                                                        ------------------------------------------------------------------
Outstanding, end of period                                  4,800,231        $    8.29     4,767,321  $       7.01
                                                        ------------------------------------------------------------------
Options exercisable, end of period                          1,973,765             5.98     1,504,232          5.53
                                                        ------------------------------------------------------------------
                                                        ------------------------------------------------------------------

     During the three month period ended March 31, 2004, 25,690 stock options were exercised for proceeds of $178,630. In addition, 1,207 common shares were issued for directors fees of $18,986.

3. STOCK-BASED COMPENSATION

As per its accounting policy, the Company has recognized compensation cost, based on fair value method, for all stock-based compensation awarded to employees for the three months ended March 31, 2004 and for 2003. This policy was adopted in the fourth quarter of 2003, as a result first quarter 2003 amounts have been restated.

The Company accounts for stock options to employees as compensation expense using the fair value method for all options granted, modified or settled since January 1, 2003. For all options issued prior to January 1, 2003, the Company applied the settlement method for the recording of stock-based compensation resulting in no compensation expense recognized when stock or stock options were issued to employees.

Had compensation cost for the Company's employee stock option plan been determined based on the fair value method for awards under this plan issued between January 1, 2002 and December 31, 2002 , the Company's net loss and net loss per share, for the three months ended March 31, 2004 and 2003, would have been the pro forma amounts indicated below.



                                                        THREE MONTHS ENDED                      THREE MONTHS ENDED
                                                          MARCH 31, 2004                           MARCH 31, 2003
                                                   AS REPORTED        PRO FORMA           AS REPORTED             PRO FORMA
                                                   -----------        ---------           -----------             ---------
Loss for the period                         $   (10,733,500)    $   (11,401,658)   $      (4,121,205)      $     (5,755,864)

Basic and diluted loss per
common share                                          (0.26)              (0.27)               (0.13)                 (0.18)

The Black-Scholes option pricing model was used to calculate the fair value of the stock options granted, modified or settled. Our current weighted average assumptions include: an expected life of 4 - 5 years, a risk free interest rate of 3.0%, annualized volatility of 68.18% - 81.24%, and a dividend yield of 0%.

4.  SEGMENT DISCLOSURES

a.   Operating segments:
     The Company organizes its business into four operating segments: clinical development programs, research and development contracts, other research programs, and gene-based testing. Transactions between reportable segments have been eliminated. Substantially all of the Company's revenues generated from external customers, facilities and equipment, and goodwill are in North America. For the three months ended March 31, 2004 and the year ended December 31, 2003, the Company has reaggregated its operating segments to better reflect its activities. Prior comparative periods have been restated to reflect the reaggregation.


                                                                          Three Months ended March 31
                                                                        2004                       2003
                                                               ---------------------      --------------------
Revenue from external customers:
Clinical development programs                                  $                 -        $                 -
Research and development contracts                                         843,167                    728,885
Other research programs                                                          -                          -
Gene-based testing                                                         690,259                    657,265
                                                               ---------------------      --------------------
Total revenue for reportable segments                                    1,533,426                  1,386,150
                                                               ---------------------      --------------------
                                                               ---------------------      --------------------

Earnings (Loss) for reportable segments for the period:
Clinical development programs                                  $       (10,393,425)        $       (5,730,355)
Research and development contracts                                        (464,703)                    66,428
Other research programs                                                   (422,218)                  (726,941)
Gene-based testing                                                         546,846                  2,063,362
                                                               ---------------------      --------------------
Loss for the period                                                    (10,733,500)                (4,327,506)
                                                               ---------------------      --------------------
                                                               ---------------------      --------------------



                                                                 March 31, 2004              Dec. 31, 2003
                                                              ---------------------      --------------------

Total assets for reportable segments for the period:
Clinical development programs                                  $       173,488,672  $             181,861,860
Research and development contracts                                       2,546,339                  2,042,831
Other research programs                                                  6,173,024                  8,016,784
Gene-based testing                                                       2,100,770                  3,492,909
                                                              ---------------------      --------------------
Total assets                                                           184,308,805                195,414,384
                                                              ---------------------      --------------------
                                                              ---------------------      --------------------

b. Geographic information:


                                                 United States            Japan                Total
                                              -------------------   -----------------   -------------------
  Revenue from external customers:
  Three months ended:
    March 31, 2004                              $       1,478,988  $        54,438       $        1,533,426
    March 31, 2003                                      1,382,524            3,626                1,386,150

                                                 United States           Canada              Total
                                              -------------------   -----------------   -------------------
      Long-lived assets:
    March 31, 2004                             $       9,546,484  $    26,418,227       $       35,964,711
    December 31, 2003                                  8,470,489       26,454,245               34,924,734


     Long-lived assets consist of facilities and equipment, patent and trademark rights, medical technology and goodwill based on their physical location. Intangible assets are attributed based on ownership rights.

5. SUBSEQUENT EVENTS

On April 19, 2004, the Company and Shire Pharmaceuticals Group plc ("Shire") entered into an Asset Purchase Agreement related to the sale of Shire's vaccine business to the Company. The closing of the transaction, which is conditional on approval of the Canadian government under certain government contracts and obtaining regulatory approvals, is targeted for on or before June 30, 2004.

Under the terms of the agreement, upon closing, the Company will acquire all of Shire's vaccine assets for a cash payment of US$60 million (payable $30 million on closing and $30 million to be held in escrow and payable on the first anniversary of closing) and subscription receipts allowing Shire to acquire approximately 5.4 million common shares of ID Biomedical representing additional consideration of US$60 million. As part of the agreement, Shire will provide the Company with a funding facility of US$100 million to be used over a four year period to finance the continued development of the vaccine business that the Company is acquiring. This facility is repayable out of the net sales of non-Canadian Fluviral(R) and pipeline vaccine products, if any, that are developed utilizing the funding facility.

6. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to US GAAP, except for the material differences below which are more fully described in Note 21 to the audited consolidated financial statements for the year ended December 31, 2003.

Material variations impacting the unaudited interim Consolidated Statements of Operations under US GAAP would be as follows:

                                                                                              Three months ended March 31
                                                                                                 2004                2003
                                                                                            ------------       --------------
Loss for the period, in accordance with Canadian GAAP                                       (10,733,500)          (4,327,506)


Patent and trademark rights expenditure, net of accumulated
amortization and loss on disposal                                                              (111,345)              212,091
Medical technology expenditure, net of accumulated amortization and
loss on disposal                                                                                200,140              291,393
Acquired in-process research and development                                                    366,631              366,631
Adjustment for stock-based compensation                                                          (3,589)             (27,400)
                                                                                            ------------       --------------
Loss for the period, in accordance with US GAAP                                             (10,281,663)          (3,484,791)
Reclassification adjustment for unrealized gains                                                      -           (1,435,248)
                                                                                            ------------       --------------
Comprehensive loss for the period, in accordance with US GAAP                               (10,281,663)          (4,920,039)

Weighted average number of common shares outstanding, in
accordance with US GAAP                                                                      41,967,540           32,740,846

Basic and diluted loss per common share, in accordance with US GAAP                               (0.24)               (0.11)

                                                                              14

6. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")
   (Continued)

Material variations would result in the following amounts in the unaudited interim Consolidated Balance Sheets presented under US GAAP as follows:




                                                        MARCH 31, 2004                DECEMBER 31, 2003
                                                 ---------------------              -------------------
                                                           (unaudited)                        (audited)

Patent and trademark rights                       $                 -               $                 -
Medical technology and other assets                                 -                                 -
All other assets                                          158,661,150                       169,311,303

Share capital                                             281,185,360                       280,987,744
Additional paid in capital                                 11,124,357                        10,137,873
Deferred stock compensation                                   (28,150)                          (31,739)
Accumulated deficit                                      (146,640,457)                     (136,358,794)


7. COMPARATIVE FIGURES

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

                                                                              15